UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Columbia St. Suite 300
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Adelblue 503-564-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

111 SW 5th Ave, Suite 3900	Portland	OR	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

umpqua investments

One SW Columbia Street, Suite 300
Portland, Oregon 97258
503-226-7000
umpquainvestments.com

OATH OR AFFIRMATION

I, Jeani Winterbourne, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Umpqua Investments, Inc. (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President, COO
Title

Notary Public

OFFICIAL STAMP
JENNIFER DIANE ADELBLUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 955090
MY COMMISSION EXPIRES OCTOBER 06, 2020

Table of Contents

This report ** contains (check all applicable boxes):

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-15(e)(3).

Report of Independent Registered Public
Accounting Firm and Statement of
Financial Condition for

Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2019

Filed pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
U.S. Bancorp Tower
111 Southwest Fifth Avenue
Suite 3900
Portland, OR 97204-3642
USA

Tel:+1 503 222 1341
Fax:+1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Umpqua Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2018.

UMPQUA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	812,766
Investments, at fair value (cost basis of $885,539 - Note 3)		884,672
Interest and dividends receivable		2,610
Receivable from clearing organization		9,786,590
Furniture, equipment, and leasehold improvements, net (Note 4)		102,460
Operating lease right-of-use assets (Note 5)		659,648
Deposits with clearing brokerage		100,000
Prepaid expenses and other assets		863,654
Goodwill		2,715,045
Total assets	$	15,927,445

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	311,357
Payable to clearing organization		874,342
Operating lease liabilities		676,720
Accrued expenses and other liabilities		910,180
Total liabilities		2,772,599
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDER'S EQUITY		
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares		250,000
Additional paid-in-capital		9,849,255
Retained earnings		3,055,591
Total stockholder's equity		13,154,846
Total liabilities and stockholder's equity	$	15,927,445

See notes to financial statement.

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2019 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission.

Note 1 - Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation originally organized in 1928, and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Note 2 - Summary of Significant Accounting Policies

Investments - Investment securities are debt securities and are classified as trading and are carried at fair value with realized and unrealized gains or losses recorded in revenue.

Receivable from clearing organization - Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements - Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant improvements are capitalized.

Income taxes - The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Goodwill - Goodwill is not amortized but instead is periodically tested for impairment. Management performs an impairment analysis for goodwill on an annual basis. Additionally, goodwill is evaluated on an interim basis when events or circumstances indicate impairment potentially exists. On at least an annual basis, goodwill is assessed for impairment using qualitative factors to determine whether it is necessary to perform a quantitative impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in expected future cash flows, a significant adverse change in legal factors or in the business climate, adverse action or assessment by a regulator, and unanticipated competition.

Note 2 - Summary of Significant Accounting Policies (Continued)

In 2019, the Company elected to change the date of the annual goodwill impairment analysis to October 31 from the previous date of December 31. The Company determined that the date change allows for additional resources and time to analyze the factors that could affect goodwill prior to financial statement reporting. The Company believes this change is immaterial and would not change the impairment analysis results. The Company assessed qualitative factors to determine whether the existence of events and circumstances indicated that it is more likely than not that goodwill is impaired, and determined no factors indicated an impairment. Based on this analysis, no further testing was determined to be necessary.

Stock-based payments - The Company participates in Umpqua's stock-based compensation plan that provides for the granting of restricted stock awards to eligible employees and directors.

Fair value measurements - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Operating Segment - The Company has one reportable segment. The Company's chief operating decision maker reviews the Company's financial performance at an aggregate level.

Subsequent events - The Company has evaluated events and transactions through the time the financial statements were issued for potential recognition or disclosure.

Application of new accounting guidance

As of January 1, 2019, the Company adopted the Financial Accounting Standard Board's Accounting Standard Update (ASU) No. 2016-02, *Leases (Topic 842)* as well as additional ASUs for enhancement, clarification or transition of the new lease standard (collectively "ASC 842"). ASC 842 requires lessees, among other things, to recognize right-of-use assets and lease liabilities on the statement of financial condition for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. Refer to *Note 5 - Leases* for further discussion of the Company's accounting policies for leases within the scope of ASC 842.

ASC 842 provides for a number of practical expedients in transition. The Company elected the package of practical expedients, which permitted management to not reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. Management did not elect the use-of-hindsight or the practical expedient pertaining to land easement; the latter not being applicable to the Company. Management also did not elect the practical expedient to not separate lease and non-lease components on real estate leases where the Company is the lessee. In addition, ASC 842 provides practical expedients for an entity's ongoing accounting. The Company has elected the short-term lease recognition exemption for certain leases. This means, for those leases that have a term of less than 12 months, the Company did not recognize right-of-use (ROU) assets or lease liabilities.

Note 2 - Summary of Significant Accounting Policies (Continued)

Adoption of the new standard resulted in the recognition of new lease ROU assets of $659,648 and a lease liability of $676,720 on the statement of financial condition for operating leases as of December 31, 2019. This standard did not materially impact the consolidated net income and had no impact on cash flows.

Note 3 - Investments

Investments are held at fair value and consist of municipal bonds and other securities at December 31, 2019, as follows:

	Amortized Cost	Unrealized Gain (Loss)	Fair Value
Municipal bonds	$ 885,531	$ (1,193)	$ 884,338
Other securities	8	326	334
Total investments	$ 885,539	$ (867)	$ 884,672

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2019:

		Estimated Useful Lives
Furniture, fixtures and equipment	$ 719,142	5 - 10 years
Leasehold improvements	393,878	9 - 15 years
Software	26,559	3 years
Total furniture, equipment, and leasehold improvements	1,139,579	
Less: Accumulated depreciation and amortization	(1,037,119)	
Total furniture, equipment and leasehold improvements, net	$ 102,460	

Note 5 - Leases

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and Portland, Oregon locations, and various leases for office equipment. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition.

The leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. None of the leases provide the Company with options to renew. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the statement of financial condition information related to leases as of December 31, 2019:

Leases	
Operating lease right-of-use assets	$ 659,648
Operating lease liabilities	$ 676,720

Note 5 - Leases (Continued)

The following table presents the maturities of lease liabilities as of December 31, 2019:

Year	Operating Leases
2020	$ 176,198
2021	181,614
2022	187,202
2023	89,886
2024	75,790
Thereafter	—
Total lease payments	710,690
Less: imputed interest	(33,970)
Present value of lease liabilities	$ 676,720

The following table presents the operating lease term and discount rate as of December 31, 2019:

Weighted-average remaining lease term (years)	4.1
Weighted-average discount rate	2.59 %

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the ‘applicable’ exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company had net capital of $9,423,938 which was $9,323,938 in excess of its required net capital of $100,000. The Company’s ratio of aggregate indebtedness to net capital was .13 to 1.

Note 7 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2019:

Deferred tax assets:	
Operating lease liabilities	$ 174,086
Accrued bonuses	88,672
Accrued expenses	78,889
Accrued severance and deferred compensation	72,401
Premises and equipment depreciation	51,637
State taxes	30,232
Total gross deferred tax assets	495,917
Deferred tax liabilities:	
Operating lease right-of-use assets	169,694
Prepaid expenses	33,133
Total gross deferred tax liabilities	202,827
Net deferred tax asset	$ 293,090

The Company has determined that it is not required to establish a valuation allowance as management expects to have sufficient taxable income in future years to fully realize its gross deferred tax assets. The deferred tax assets are reported as part of prepaid expenses and other assets.

The Company files income tax returns in the U.S. federal jurisdiction, as well as several state jurisdictions as part of a consolidated group. The Company is no longer subject to U.S. federal tax examinations for years before 2016, and is no longer subject to state tax examinations for years prior to 2015, with the exception of California where the statute is still open for tax years 2012 and 2013.

Note 8 - Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) and profit sharing plan sponsored by Umpqua. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/or profit sharing contributions to the plan.

The Company has established the Umpqua Investments, Inc. Supplemental Retirement & Deferred Compensation Plan (DC Plan), a nonqualified deferred compensation plan to help supplement the retirement income of certain highly compensated associates selected by resolution of the Company's Board of Directors. The DC Plan has two components, a supplemental retirement plan (SRP) and a deferred compensation plan (DCP). The Company may make discretionary contributions to the SRP and under the DCP, eligible officers may elect to defer up to 50% of their salary in a plan account. The DC/SRP plan balances at December 31, 2019 were $158,145 and are recorded in other liabilities.

The Company has established, for the DC Plan noted above, an irrevocable trust commonly referred to as a "Rabbi Trust." The trust assets (generally equity securities, such as mutual funds) are consolidated in the Company's statement of financial condition. The Rabbi Trust asset equals the related liability balance and is included in other assets. The asset balance of the Rabbi Trust as of December 31, 2019 is $159,145.

Note 9 - Stock Based Compensation

Restricted shares issued generally vest over three years. The following table summarizes information about unvested restricted shares outstanding at December 31, 2019:

	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of year	2,119	$ 19.22
Granted	4,021	$ 17.90
Released	(1,040)	$ 18.09
Balance, end of year	5,100	$ 18.41

Note 10 - Commitments and Contingencies

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2019. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 11 - Related Party Balances

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company.

The Company holds $812,766 in a checking account at Umpqua Bank, which is included in cash. In the normal course of business, the Company receives funds from and advances funds to Umpqua and Umpqua Bank. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $231,794 payable to Umpqua Bank. Included in prepaid expenses and other assets is $148,128 receivable from Umpqua Bank.

Note 12 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 13 - Fair Value

The following table presents estimated fair values of the Company’s financial instruments as of December 31, 2019, whether or not recognized or recorded at fair value:

	Level	Carrying Value	Fair Value
Financial Assets:			
Cash	1	$ 812,766	$ 812,766
Investments - Debt securities	2	884,672	884,672
Equity securities held in rabbi trust	1	159,145	159,145

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Investments - Debt securities	$ 884,672	$ —	$ 884,672	$ —
Equity securities held in rabbi trust	159,145	159,145	—	—
Total assets measured at fair value	$ 1,043,817	$ 159,145	$ 884,672	$ —

Investment and the equity securities held in rabbi trust assets are the only class of financial instrument that are measured at fair value on a recurring basis. Fair values for investments are classified as level 2 inputs and are based on quoted market prices of similar assets. Fair values for equity securities held in rabbi trust are based on quoted market prices.

Note 14 - Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company is exempt, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.